AMERICAN INTERNATIONAL INDUSTRIES, INC.

(OTCBB: "AMIN")

601 Cien St., Suite 235, Kemah, Texas 77565

Tel: (281) 334-9479 Fax: (281) 334 9508

January 11, 2006

U. S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Ms. Marie Trimeloni

Mail Stop 7010

RE: American International Industries, Inc.

Form 10-KSB for the fiscal year ended December 31, 2004

Form 10-QSB for the periods ended March 31, 2005, June 30, 2005, and Sept. 30, 2005

File No. 0-25223

Dear Ms. Marie Trimeloni:

This letter is in response to the staff’s letter to American International Industries, Inc. dated November 17, 2005. For the convenience of the staff, we have set forth below each of the staff’s numbered comments followed by our numbered response to each comment. We are also filing via EDGAR the amended Form 10-KSB for 2004 and will promptly file the amended Forms 10-QSB for the above referenced periods.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Real Estate Business:

Comment 1.

Please expand your disclosures to clarify the company’s real estate investment policy. To appropriately convey to readers the nature of your current business, please move the Real Estate Business discussion (in your Description of Business) from within your discussion of the operations of your wholly-owned and majority-owned subsidiaries. We believe the discussion of your real estate activities should be separately discussed after your discussion of the ongoing operations of your industrial/commercial segment related to your automotive after-market products and your oil and gas segment related to Delta Seaboard Well Services, Inc. In this regard, we believe you should revise your Note 17 – Segment Information to clarify that you only have two reportable segments.

Response 1.

In response to this comment, we deleted the narrative related to the "real estate segment" previously included the in "Description of Business". We have added a new subcaption under "Other Transactions" at the end of Description of Business with disclosure previously contained between the disclosure regarding NPI and Brenham Oil & Gas under "Real Estate Business". In addition, we have revised the disclosure under note 16, "Segment Disclosure" to reflect that we have two segments, not three.

Item 8A. Controls and Procedures:

Comment 2.

Given the fact that you restated your financial statements, please tell us how you were able to conclude that disclosure controls and procedures are effective in accordance with Item 307 of Regulation S-K in your Form 10-KSB/A#2 for the fiscal year ended December 31, 2004 and your Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June 30, 2005.

Response 2.

In response to this comment, the disclosure under Item 8A, "Controls and Procedures", has been revised as follows: "Evaluation of disclosure controls and procedures. As of December 31, 2004, the Company's chief executive officer and chief financial officer conducted an evaluation regarding the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act. Based upon the evaluation of these controls and procedures, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of the date of the initial filing of this annual report applicable for the period covered by this report, due to the reclassification, subsequent to the date of initial filing of the annual report.

Changes in internal controls. During the period covered by this amended annual report and subsequent to the year ended December 31, 2004, the Company has adopted changes in our internal control over financial reporting that materially affected our internal control over financial reporting and reclassified the sale of real estate from operating revenues to other income and reclassified the net change in real estate acquired for resale from operating activities to investing activities on the statements of cash flows.

Comment 3.

The report should be dual dated with regard to Note 19. Please also indicate on the report whether it has been signed by your auditors

Response 3.

The auditors' opinion has been dual dated with respect to new note 18, which report is filed via EDGAR with the amended Form 10-KSB.

Balance Sheet:

Comment 4.

Given your real estate investment policy, you should refrain from using the term "inventory of real estate" in your balance sheet and throughout your filing as inventory suggests that buying and selling real estate is part of your principal business operations.

Response 4.

The consolidated financial statements and notes have been changed to delete the term "inventory of" in response to this comment. In addition, reference is made to the last two sentences contained in response 2 above regarding the reclassification from operating revenues to non-operating income.

Statement of Cash Flows:

Comment 5.

We note that the inventory of real estate acquired for resale is included in cash flows for operating activities while the proceeds from the sale of real estate acquired for resale is included in cash flows from investment activities. Given your real estate investment policy, please classify the inventory of real estate acquired for resale of $(2,937,046) to cash flows from investing activity.

Response 5.

In response to this comment, Real estate acquired for resale" has been reclassified from "operating activities" to "investing activities."

Comment 6.

As previously requested, the note that you received upon the sale of real estate should be reflected as a non-cash transaction in the supplemental schedule of cash flow information.

Response 6.

The non-cash investing activity related to the note receivable has been added to the supplemental schedule of cash flow information.

Note 2 – Acquisitions and Divestitures:

Har-Whit’s/Pitt’s & Spitt’s

Comment 7.

We note your response to comment 10. Please clarify in Note 2, as you did in your response, that although there is a significant balloon payment on the notes receivable in 2007, you recognized a gain on the machinery and equipment and trademark due to the credit worthiness of the buyer. Please also clarify whether you assess the note receivable for impairment as of each reporting date.

Response 7.

Note 2 has been revised to include a statement that the entire gain was recognized because of the credit worthiness of the buyer and the buyer has made all monthly and annual payment timely. The Company assesses the notes receivable for impairment as of each reporting period.

Note 16 – Related Party Transactions:

Comment 8.

We note your response to comment 12, however it appears to be incomplete. In this regard, we repeat the comment below. In your response, please tell us where in the filing we can find the information requested.

We note your response to our comment 9 of the letter dated July 14, 2005. However, Note 14 appears to be the same as your prior Note 12 except in a different format. In this regard, please provide a note (or expand Note 14) to summarize the transactions that resulted in charges in your accounts receivable and loans payable to your related party amounts and address the disclosure requirements of SFAS 57, paragraph 2. In other words, describe the transactions that resulted in the changes to the line items accounts receivable from related parties and short-term loans to related parties on your balance sheet.

Response 8.

We have deleted former note 16 and combined the related party transactions in a new note 11, "Related Party Transactions" so that all related party activities are disclosed in one note.

FORMS 10-QSB FOR THE PERIODS ENDED MARCH 31, 2005, JUNE 30, 2005

AND SEPTEMBER 30, 2005

General

Comment 9.

Please address the comments above in your interim filings as well.

Response 9.

We will file amended Forms 10-QSB for the periods ended March 31, June 30 and September 30, 2005 after the filing of the amended Form 10-KSB for 2004.

Please feel free to contact the undersigned at 936-522-6181 if the staff has any questions or comments.

Sincerely,

Gary D. Woerz

Chief Financial Officer